

Mail Stop 4561

September 26, 2006

Naguib Kheraj
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Church Place
London, E14 5HP, England

     Re: Barclays PLC and Barclays Bank PLC
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 0-13790, 1-10257

Dear Mr. Kheraj:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F for the Fiscal Year Ended December 31, 2005

Section 2.5 – Consolidated Accounts Barclays PLC

Significant Accounting Policies

15. Derivatives and hedge accounting, page 124

Fair value hedge accounting, page 125

1.   We note your disclosure that for fair value hedges of available-for-sale investments, the fair value hedging adjustment remains in equity until the hedged item affects profit or loss. Paragraph 89b of IAS 39 requires these hedging adjustments to be recognized solely in profit or loss. Please tell us how your policy complies with the applicable accounting guidance.

Notes to the Accounts

Note 15. Derivative Financial Instruments, page 145

2.   We note the majority of your hedging transactions entered into for risk management purposes involve the use of interest rate and exchange traded swaps. In future filings, please revise to clearly identify the specific hedged items in these hedging transactions. Please provide us with your proposed future disclosure. Refer to paragraph 58 of IAS 32.

Note 44. Reconciliation of operating profit to net cash flow from operating activities, page 186

3.   We note you begin your reconciliation of operating profit to net cash flow from operating activities with "Profit for the year before associates and joint ventures." Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting "profit or loss" by various amounts. Please tell us how your presentation complies with the applicable accounting guidance.

Note 50. Other Entities, page 194

4.   Please tell us the business purpose of 29 Park Investment No. 1 and No. 2 Limited and provide us with an analysis of the accounting literature you used to determine that consolidation of these entities was inappropriate in light of your ability to appoint the majority of Directors. Refer to SIC-12.

Note 62. First-time adoption of IFRS, page 222

General

5.   We understand your disclosure on page 118 that your financial statements were prepared in accordance with IFRS as adopted by the European Union (EU) to mean that you have chosen to adopt the "carved out" version of IAS 39 as endorsed by the EU. Please confirm whether our understanding is correct. If applicable, describe for us the differences between your accounting polices and those policies that would be required for financial statements prepared in accordance with IFRS as published by the IASB and quantify the impact of those differences on your financial statements. Refer to II.G of SEC Release 33-8567.

Note 63. Differences between IFRS and US GAAP accounting principles, page 246

Financial Instruments, page 247

6.   In future filings, please revise to describe your US GAAP accounting policies for financial assets and liabilities designated at fair value through profit or loss (the "fair value option") under IFRS. Include applicable references to US GAAP accounting literature. Please provide us with your proposed future disclosure.

(j) Hedging, page 259

7.   We note your disclosure on page 247 that in certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP, and vice versa. In future filings, please revise to describe the reasons any individually or aggregated material hedges did not meet the applicable hedge accounting requirements under IFRS or US GAAP. Please provide us with your proposed future disclosure.

 (k) Consolidation, page 259

8.   We note your disclosure that the difference in consolidation criteria between US GAAP and IFRS results in an increase to total assets under US GAAP of £4,268 million. Please revise future filings to describe the reasons any individually or aggregated material entities consolidated in accordance with your US GAAP accounting policies were not consolidated under IFRS and vice versa. Please provide us with your proposed future disclosure.

(q) Acquisitions, page 266

9.   We note your disclosure on page 49 that you brought in an allowance of £545m from the acquisition of Absa during the year ended December 31, 2005 under IFRS. We also note that £205m of loans acquired were within the scope of SOP 03-03 under US GAAP. Please provide us with the following additional information:

- tell us how you determined the allowance for purchased loans under IFRS, citing the applicable accounting literature; and
- describe and quantify any differences resulting from the accounting principles, practices and methods used in determining this allowance under US GAAP.

Refer to paragraphs 43 and 63 of IAS 39.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant